MILBANK, TWEED, HADLEY & McCLOY LLP 1 CHASE MANHATTAN PLAZA NEW YORK, NY 10005-1413
LOS ANGELES 213-892-4000 FAX: 213-629-5063	212-530-5000 FAX: 212-530-5219
WASHINGTON, D.C. 202-835-7500 FAX: 202-835-7586	E-MAIL TRANSMISSION
LONDON 44-207-448-3000 FAX: 44-207-448-3029
FRANKFURT 49-(0)69-71914-3400 FAX: 49-(0)69-71914-3500	To: Brigitte Lippmann, Securities and Exchange Commission Ernest Greene, Securities and Exchange Commission
MUNICH 49-89-25559-3600 FAX: 49-89-25559-3700	From: Douglas A. Tanner
BEIJING (8610) 5123-5120 FAX: (8610) 5123-5191	Date: November 14, 2006
HONG KONG 852-2971-4888 FAX: 852-2840-0792	MESSAGE:
SINGAPORE 65-6428-2400 FAX: 65-6428-2500
After we supplied AerCap's response last night, the company worked with the printer to improve the pro forma financial pages that had been changed in response to the staff's comments to include normal type size. Attached are the revised pages in connection with your review of AerCap's responses.
TOKYO 813-3504-1050 FAX: 813-3595-2790